UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-39564

MINGZHU LOGISTICS HOLDINGS, LTD.

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center

No. 3018 Shanyan Road, Yantian District

Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On December 2, 2021, MingZhu Logistics Limited (the “Company”) held its annual meeting of shareholders for the fiscal year 2021 (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders approved three (3) proposals listed below. The final results for the votes regarding each proposal are set forth in the following tables. Each of these proposals are described in detail in the Company’s Proxy Statement.

1. Elect five (5) members of the Board of Directors, each to serve a one (1) year term until the 2022 Annual Meeting:

Director	Votes For	Votes Withheld
Jinlong Yang	9,152,790	38,664
Zhou Wang	9,152,870	38,584
Mikael Charette	9,153,193	38,261
Yanhong Xue	9,152,495	38,959
To Wai Suen	9,152,445	39,009

2. Ratify the appointment of Audit Alliance LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2021:

Votes For	Votes Against	Votes Abstained
9,155,910	27,457	8,087

3. Authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the foregoing proposals:

Votes For	Votes Against	Votes Abstained
9,143,960	43,696	3,798

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISITICS HOLDINGS., LTD.
(Registrant)

Date:	December 3, 2021

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Financial Officer

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